Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months

Ended September 30, 2019

OTTAWA, CANADA, November 5, 2019 - Telesat today announced its financial results for the three and nine-month periods ended September 30, 2019. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2019, Telesat reported consolidated revenue of $237 million, an increase of 4% ($10 million) compared to the same period in 2018. The increase was due to higher revenue related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which entered into commercial service in August 2018 and October 2018, respectively, combined with an increase from short-term services provided to other satellite operators.

Operating expenses of $38 million for the quarter were 6% ($2 million) lower than the same period in 2018. The decrease was primarily related to lower cost of sales and other expenses offset by higher compensation expenses. Adjusted EBITDA1 for the quarter was $203 million, an increase of 8% ($15 million) compared to the same period in 2018. When adjusting for foreign exchange rate changes, Adjusted EBITDA1 increased by 7% ($14 million). The Adjusted EBITDA margin1 for the third quarter of 2019 was 85.7%, compared to 82.8% in the same period in 2018.

Telesat’s net loss for the quarter was $123 million compared to net income of $117 million for the quarter ended September 30, 2018. The $240 million difference was the result of higher non-cash losses on financial instruments and a larger non-cash loss on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the third quarter of 2019.

For the nine months ended September 30, 2019, revenue was $691 million, an increase of 3% ($19 million) compared to the same period in 2018. When adjusted for changes in foreign exchange rates, revenue was 2% higher ($10 million) compared to 2018. The increase was primarily due to revenue related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, offset by lower equipment sales and lower revenue from certain customers in the resource sector. Operating expenses were $115 million, unchanged from 2018. When adjusting for the impact of foreign exchange rate changes, expenses decreased by 1% ($2 million). Adjusted EBITDA1 was $587 million, an increase of 5% ($26 million) or, when adjusted for foreign exchange rates, an increase of 3% ($19 million). The Adjusted EBITDA margin1 for the first nine months of 2019 was 85.1%, compared to 83.7% in 2018.

For the nine months ended September 30, 2019, net income was $185 million, compared to net income of $96 million for 2018. The increase in net income for the year-to-date was principally the result of non-cash foreign exchange gains in 2019, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange losses in 2018, partially offset by non-cash losses on financial instruments in 2019 when compared to 2018.

“I am pleased with our financial and operating performance in the third quarter of 2019 and the first nine months of the year,” commented Dan Goldberg, Telesat’s President and CEO. “Our Telstar 19V and 18V satellites, as well as certain short-term satellite services provided to another satellite operator, contributed to top line growth relative to Q3 last year, and our continued operating discipline resulted in an increase in both Adjusted EBITDA1 and our Adjusted EBITDA margin1. In addition to our strong performance in the quarter and year to date, last month we successfully refinanced our existing 8.875% Notes to reduce our borrowing costs and extend our borrowing maturities. Looking ahead, we remain heavily focused on continuing to increase the utilization of our in-orbit satellites and executing on our key growth initiatives, including our planned Low Earth Orbit satellite constellation.”

Business Highlights

•	At September 30, 2019:

○	Telesat had contracted backlog[2] for future services of approximately $3.4 billion.

○	Fleet utilization was 85% across Telesat’s fleet.

•	On October 11, 2019, Telesat Canada issued USD$550 million of 6.5% Senior Notes maturing on October 15, 2027. The net proceeds of the offering, together with cash on hand, were used to redeem the outstanding USD$500 million 8.875% Notes due November 15, 2024.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2019, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Tuesday, November 5, 2019, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2019. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 478-9326. Callers outside of North America should dial +1 (416) 340-2219. The conference reference number is 4313774. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 5, 2019 until 11:59 p.m. ET on November 19, 2019. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2662285 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “continuing”, “executing”, “initiatives” and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). www.telesat.com

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of (Loss) Income

For the periods ended September 30

	Three months		Nine Months
(in thousands of Canadian dollars)	2019	2018	2019	2018
Revenue	$237,117	$227,161	$690,729	$671,403
Operating expenses	(37,798)	(40,099)	(114,871)	(114,522)
	199,319	187,062	575,858	556,881
Depreciation	(62,406)	(55,819)	(187,281)	(163,987)
Amortization	(6,430)	(6,079)	(18,536)	(18,886)
Other operating (losses) gains, net	(60)	1,089	(147)	1,072
Operating income	130,423	126,253	369,894	375,080
Interest expense	(63,897)	(58,718)	(194,169)	(174,607)
Interest and other income	5,514	3,610	15,490	12,427
(Loss) gain on changes in fair value of financial instruments	(144,524)	3,735	(64,361)	18,239
(Loss) gain on foreign exchange	(30,351)	53,131	98,427	(83,788)
(Loss) income before tax	(102,835)	128,011	225,281	147,351
Tax expense	(19,845)	(10,796)	(40,592)	(51,443)
Net (loss) income	$(122,680)	$117,215	$184,689	$95,908

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2019	December 31, 2018

Assets
Cash and cash equivalents	$978,350	$768,433
Trade and other receivables	61,468	45,631
Other current financial assets	15,034	18,779
Prepaid expenses and other current assets	22,586	16,381
Total current assets	1,077,438	849,224
Satellites, property and other equipment	1,525,456	1,703,039
Deferred tax assets	7,158	10,799
Other long-term financial assets	26,156	55,755
Other long-term assets	7,721	7,912
Intangible assets	808,430	811,154
Goodwill	2,446,603	2,446,603
Total assets	$5,898,962	$5,884,486

Liabilities
Trade and other payables	$19,508	$30,659
Other current financial liabilities	40,885	26,386
Other current liabilities	78,313	113,289
Current indebtedness	669,486	7,888
Total current liabilities	808,192	178,222
Long-term indebtedness	2,937,533	3,716,340
Deferred tax liabilities	378,294	406,900
Other long-term financial liabilities	67,400	54,521
Other long-term liabilities	449,275	435,518
Total liabilities	4,640,694	4,791,501

Shareholders' Equity
Share capital	154,091	153,706
Accumulated earnings	1,027,825	843,601
Reserves	76,352	95,678
Total shareholders' equity	1,258,268	1,092,985
Total liabilities and shareholders' equity	$5,898,962	$5,884,486

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2019	2018

Cash flows from operating activities
Net income	$184,689	$95,908
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	187,281	163,987
Amortization	18,536	18,886
Tax expense	40,592	51,443
Interest expense	194,169	174,607
Interest income	(15,573)	(8,275)
(Gain) loss on foreign exchange	(98,427)	83,788
Loss (gain) on changes in fair value of financial instruments	64,361	(18,239)
Share-based compensation	10,548	3,733
Loss on disposal of assets	147	23
Other	(84,298)	(67,216)
Income taxes paid, net of income taxes received	(64,064)	(80,515)
Interest paid, net of capitalized interest and interest received	(124,744)	(114,968)
Operating assets and liabilities	(13,029)	40,571
Net cash from operating activities	300,188	343,733

Cash flows used in investing activities
Satellite programs, including capitalized interest	(2,950)	(66,063)
Purchase of property and other equipment	(6,377)	(9,264)
Purchase of intangible assets	(27,518)	(9,772)
Net cash used in investing activities	(36,845)	(85,099)

Cash flows used in financing activities
Repayment of indebtedness	(23,436)	(87,163)
Payment of debt issue costs	—	(10,190)
Payments of principal on lease liabilities	(913)	(22)
Satellite performance incentive payments	(7,349)	(6,638)
Dividends paid on preferred shares	(10)	—
Net cash used in financing activities	(31,708)	(104,013)

Effect of changes in exchange rates on cash and cash equivalents	(21,718)	3,584

Increase in cash and cash equivalents	209,917	158,205
Cash and cash equivalents, beginning of period	768,433	479,045
Cash and cash equivalents, end of period	$978,350	$637,250

Telesat’s Adjusted EBITDA margin(1):

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2019	2018	2019	2018
Net (loss) income	$(122,680)	$117,215	$184,689	$95,908
Tax expense	19,845	10,796	40,592	51,443
Loss (gain) on changes in fair value of financial instruments	144,524	(3,735)	64,361	(18,239)
Loss (gain) on foreign exchange	30,351	(53,131)	(98,427)	83,788
Interest and other income	(5,514)	(3,610)	(15,490)	(12,427)
Interest expense	63,897	58,718	194,169	174,607
Depreciation	62,406	55,819	187,281	163,987
Amortization	6,430	6,079	18,536	18,886
Other operating losses (gains), net	60	(1,089)	147	(1,072)
Non-recurring compensation expenses(3)	376	364	1,080	1,022
Non-cash expense related to share-based compensation	3,440	723	10,548	3,733
Adjusted EBITDA	$203,135	$188,149	$587,486	$561,636

Revenue	$237,117	$227,161	$690,729	$671,403
Adjusted EBITDA Margin	85.7%	82.8%	85.1%	83.7%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which we refer to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees.